United States securities and exchange commission logo





                              September 20, 2022

       Jos   E. Cil
       Chief Executive Officer
       Restaurant Brands International Inc.
       130 King Street West, Suite 300
       Toronto, Ontario, Canada M5X 1E1

                                                        Re: Restaurant Brands
International Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 29,
2022
                                                            File No. 001-36786

       Dear Mr. Cil:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 29, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
 Jos   E. Cil
FirstName
Restaurant LastNameJos     E. Cil Inc.
            Brands International
Comapany 20,
September   NameRestaurant
                2022         Brands International Inc.
September
Page 2      20, 2022 Page 2
FirstName LastName
3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                why your board elected to retain direct oversight responsibility for particular risks, such as sustainability and food safety, rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program